UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 8)*

             MARVEL ENTERPRISES, INC. (formerly Toy Biz, Inc.)
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                              (Name of Issuer)

                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)

                                 57383M108
                          ------------------------
                               (CUSIP Number)

                           Brian M. Feldman, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000

                             November 18, 2002
                          ------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  57383M108                     13D               Page 2 of 7 pages
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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                             Whippoorwill Associates Inc.
                              13-3595884
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)|_|
                                                                (b)|_|
-------- ---------------------------------------------------------------------
   3     SEC USE ONLY

-------- ---------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)
                        OO; WC
-------- ---------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                     |_|

-------- ---------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware
-------- ---------------------------------------------------------------------
                     7    SOLE VOTING POWER
    NUMBER OF                                        -0-
      SHARES
                    ----- ----------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY                                        2,888,334
       EACH
                    ----- ----------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER
      PERSON                                         -0-
       WITH
                    ----- ----------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                                                     2,888,334
-------- ---------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        2,888,334
-------- ---------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)                      |_|
-------- ---------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       4.8%
-------- ---------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (See Instructions)
                        IA, CO
-------- ---------------------------------------------------------------------

                                SCHEDULE 13D

          This Amendment No. 8 to Schedule 13D amends and supplements the Statement on Schedule 13D relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc., a Delaware corporation (the "Issuer"), filed on October 13, 1998, as amended through October 9, 2002. This Amendment is being filed to report that as a result of the Exchange Transaction (as more fully described in Item 4 below), Whippoorwill has ceased to be the beneficial owner of more than 5 percent of the Issuer's outstanding Common Stock.


Item 1.        Security and Issuer.
------         -------------------

               Unchanged.

Item 2.        Identity and Background.
------         -----------------------

               Unchanged.

Item 3.        Source and Amount of Funds or Other Consideration.
------         -------------------------------------------------

               Unchanged.

Item 4.        Purpose of Transaction.
------         ----------------------

               Item 4 is amended by adding the following paragraph;

               On November 18, 2002, Whippoorwill, on behalf of the Holders, exchanged all 2,036,185 shares of 8% Preferred Stock beneficially owned in the Exchange Transaction. In consideration thereof, the Holders received 2,830,297 shares of Common Stock. The Holders no longer hold any 8% Preferred Stock.

Item 5.        Interest in Securities of the Issuer.
------         ------------------------------------

               Item 5 is amended in its entirety as follows;

               (a) and (b)

               The percentages set forth in this Item 5 are based a representation of the Issuer that as of November 19, 2002 there were approximately 60,800,000 shares of Common Stock outstanding.

               The Holders, in the aggregate, directly own 2,888,334 shares of Common Stock, which represents approximately 4.8% of the total outstanding Common Stock. The decrease in Whippoorwill's percentage ownership of Common Stock since the last Schedule 13D Amendment reflects the impact of the additional shares of Common Stock issued in the Exchange Transaction.


               Since Whippoorwill has discretionary authority with respect to the investments of and acts as agent for its clients, Whippoorwill has shared power to vote and dispose of the 2,888,334 shares of Common Stock owned by the Holders. The information required by Item 2 with respect to Whippoorwill is set forth in Item 2 above.

               (c) As discussed in Item 4 above, Whippoorwill, on behalf of the Holders, exchanged all 2,036,185 shares of 8% Preferred Stock beneficially owned in the Exchange Transaction. In consideration thereof, the Holders received 2,830,297 shares of Common Stock.

               (d) The Holders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein. No Holder beneficially owns more than 5% of the Common Stock.

               (e) On November 18, 2002, Whippoorwill ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.


Item 6.        Contracts Arrangements, Understandings or Relationships
------         -------------------------------------------------------
               With Respect to Securities of the Issuer.
               ----------------------------------------

               Unchanged.

Item 7.        Material to be Filed as Exhibits.
------         --------------------------------

               Unchanged.

                                 SIGNATURES
                                 ----------

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 20, 2002

                                            WHIPPOORWILL ASSOCIATES, INC.


                                            By: /s/ Shelley Greenhaus
                                                ------------------------------
                                                Name:  Shelley Greenhaus
                                                Title: Managing Director